SEC FILE NUMBER
001-40853
CUSIP NUMBER
50155Q100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Kyndryl Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

One Vanderbilt Avenue, 15th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10017
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Kyndryl Holdings, Inc. (the “Company”) is unable to file within the prescribed time period, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended December 31, 2025 (the “Quarterly Report”).

The Company, through the Audit Committee of its Board of Directors, is reviewing its cash management practices, related disclosures (including regarding the drivers of the Company’s adjusted free cash flow metric), the efficacy of the Company’s internal control over financial reporting, and certain other matters following the Company’s receipt of voluntary document requests from the Division of Enforcement of the Securities and Exchange Commission (“SEC”) relating to such matters. Due to this review, the finalization of the Quarterly Report, including the Company’s assessment of internal control over financial reporting, requires additional time to complete.

At the time of this filing, the Company does not anticipate an impact to the Company’s consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income (loss), consolidated statements of cash flows or consolidated statements of equity.

In connection with the filing of the Quarterly Report, when made, the Company anticipates reporting material weaknesses in the Company’s internal control over financial reporting for the period covered in the Quarterly Report, as well as for the full fiscal year ended March 31, 2025, and the first two fiscal quarters of fiscal year 2026, which are expected to include, but may not be limited to, the effectiveness and strength of certain functions at the Company, including with respect to controls related to information and communication and tone at the top. As a result, the Company notes that its assessment of internal control over financial reporting and the related opinion of PricewaterhouseCoopers LLP only with respect to the effectiveness of the Company’s internal control over financial reporting as of March 31, 2025 included in the Company’s Annual Report on Form 10-K for the full fiscal year ended March 31, 2025 should no longer be relied upon.

The Company is developing a remediation plan that will be described further in the Quarterly Report.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Martin J. Schroeter	855	596-3795
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

Cautionary Note Regarding Forward-Looking Statements

This notification on Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this notification on Form 12b-25 are forward-looking statements. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements contain words such as “anticipate,” “developing,” “will,” “expect,” “plan,” “intend,” “may,” “objectives,” “opportunity,” “plan,” “position,” “would,” and other similar words or expressions or the negative thereof or other variations thereon. Forward-looking statements are based on the Company’s current assumptions and beliefs regarding future business and financial performance and the matters discussed in this notification on Form 12b-25. For example, all statements the Company makes relating to (i) the ongoing review of the Company’s cash management practices, related disclosures, internal control over financial reporting and certain other matters, and the SEC matter, (ii) the timing and process to finalize the Company’s and its auditors’ processes related to the Quarterly Report, (iii) the impact of the ongoing review and the assessment of internal control over financial reporting and (iv) expected material weaknesses in the Company’s internal control over financial reporting, are all forward-looking statements. The Company’s actual business, financial condition, results of operations, reputation or prospects may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others: the timing, scope and completion of the review of the Company’s cash management practices, related disclosures, internal control over financial reporting and certain other matters, and the SEC matter and any results thereof; and the timing of the finalization of the Company’s financial statements to be included in the Quarterly Report and the Company’s assessment of internal control over financial reporting and the results thereof. Additional risks and uncertainties include, among others, those risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2025, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC. Any forward-looking statement in this notification on Form 12b-25 speaks only as of the date on which it is made. Except as required by law, the Company assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Kyndryl Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 9, 2026	By:	/s/ Martin J. Schroeter
	Name:	Martin J. Schroeter
	Title:	Chairman of the Board and Chief Executive Officer